Mail Stop 3561
      March 10, 2006

Robert H. Tomlinson, Jr.
President and Chief Executive Officer
uBid.com Holdings, Inc.
8550 West Bryn Mawr, Suite 200
Chicago, IL 60631

      Re:	uBid.com Holdings, Inc.
      Registration Statement on Form S-1
      Filed February 10, 2006
		File No. 333-131733

Dear Mr. Tomlinson:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please update the financial statements and related financial information as required by Rule 3-12(b) of Regulation S-X.

Selected Historical Financial Information, page 36

2. Please revise to clearly label each column in the table as either audited or unaudited. Also make conforming revisions to your Summary
Financial Data.

Note (5), page 36

3. We assume that in your next amendment to Form S-1, the pro forma balance sheet information presented here will no longer be presented, as all of the transactions to which you give pro forma effect will be included in your historical balance sheet as of December 31, 2005. To the extent you continue to present pro forma earnings per share giving effect to the private offerings, and the merger with Cape Coastal Trading Corporation and related transactions, please revise your disclosure to make it transparent exactly what adjustments are made in arriving at pro forma earnings per share, including the specific adjustments made to both the numerator and the denominator in the computation.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 38

Executive Commentary, page 39

4. Based on your disclosure that order fulfillment costs are classified as general and administrative expenses, we assume that front-end inventory costs such as purchasing and receiving costs, inspection costs, internal transfer and warehousing costs are included in general and administrative expenses. If this is the case, please provide cautionary disclosure that your gross margins may not be comparable to others, since some entities include the costs related to order fulfillment in cost of revenues while others like you exclude all or a portion of them from gross margin, including them instead in a line item such as general and administrative expenses. To the extent the excluded costs are material to your operating results, also quantify these amounts in your Management`s Discussion & Analysis. If you determine that these amounts are immaterial for disclosure, please provide us with your qualitative and quantitative assessment of materiality for all periods presented.

Liquidity and Capital Resources, page 47

5. Please revise to discuss the reasons for the significant increase in inventories and accounts payable year over year. Ensure you address in your revisions why there is such a significant amount of merchandise in transit included in inventory as of the latest balance sheet date.


uBid, Inc. Audited Financial Statements as of December 31, 2004
and
2003

General

6. In your next amendment to Form S-1, please ensure you provide for the continuing reporting entity one complete set of financial statements, with three full annual audited periods and no lapse in the periods presented. The periods presented at predecessor versus successor basis should be marked accordingly. In this regard, it is not appropriate to present the primary financial statements as though the date of the change in control was the inception of the continuing reporting entity, and then to provide separate financial statements for the predecessor entity. As a related matter, please have your independent accountants revise their audit report so as not to refer to the change in control date as the inception of the audited entity.

Balance Sheets, page F-3

7. In your next amendment to Form S-1, please ensure the changes in your capital structure as a result of the merger with Cape Coastal Trading Corporation are given retroactive effect in all balance sheets presented. The recapitalization should likewise be given retroactive effect in your earnings per share presentation for each historical period. It is not sufficient to show the effects of the recapitalization on a pro forma basis. Please make conforming revisions to your Summary and Selected Financial Data, as applicable.
Refer to paragraph 54 of SFAS 128 and SAB Topics 4:C and 4:D for guidance.

Statements of Cash Flows, page F-6

8. Please tell us your basis in GAAP for classifying as financing cash flows payments on your Flooring Facility with IBM. Based on your disclosures on page F-15, it seems to us that payments under this facility represent cash outflows to acquire inventory, thus we would expect these cash outflows to be reported within cash flows from operating activities. If you disagree, please advise us in detail as to the basis for your position.

Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-7

9. In light of your disclosures throughout the document regarding common shares and warrants issued in exchange for services, such as the common shares issued to your financial advisor and the warrants issued to your placement agents, please disclose the value at which you recorded each of these exchanges as well as your methodology for determining fair value. With respect to the warrants in particular, please ensure your disclosures address each of the significant assumptions used in determining fair value.
Refer to paragraphs 47(c) and (d) of SFAS 123.

Shipping and Handling Costs, page F-10

10. We note the disclosure of your policy regarding the classification of shipping costs in the statements of operations. As required by paragraph 6 of EITF 00-10, please revise to also disclose your policy regarding the classification of handling costs, as that term is contemplated in paragraph 3 of EITF 00-10. To the extent handling costs are classified outside of cost of revenues, please disclose the amount of such costs included in each statements of operations line item for each period presented.

Merchandise Return Policy, page F-10

11. Please disclose information related to your allowance for product returns in Schedule II -Valuation and Qualifying Accounts or tell us why believe no such disclosure is required. Alternatively, you may disclose the information in the notes to the financial statements. See Rules 5-04 and 12-09 of Regulation S-X.

12. If material, please disclose how you account for restocking fees related to merchandise returns, including the line item on the statements of operations where such fees are included.

New Accounting Pronouncements, page F-11

13. Please revise to also discuss your pending adoption of SFAS
123(R).

Unaudited Interim Financial Statements, page F-41

Note 5.  Subsequent Events, page F-48

14. Reference is made to your disclosures here as well on pages 2, 48, 51, 75, and 76 regarding your extinguishment of $15.5 million in debt, effected by the issuance of common stock, redeemable common stock, and warrants. Citing relevant accounting guidance, please tell us in detail how you accounted for these transactions, including whether you recognized a gain or loss on the exchanges and why or why not and how the gains or losses were calculated. Your explanation of how the gains or losses were calculated should be clear in terms of how you arrived at the value of the consideration given to effect the
extinguishment.  Please ensure your response addresses your
consideration of APB 26 and FTB 80-1, as applicable.   Also ensure
your response is clear in terms of the impact on your accounting, if any, of the related party nature of certain of the exchange transactions. Revise your footnote disclosures in your next amendment to provide a complete description of the exchange transactions and how you accounted for them. Such revised disclosures should include all of the pertinent terms of the common stock, redeemable common stock, and warrants issued in the exchanges, such as the strike price of the warrants and the redemption rights and obligations of the redeemable common stock.

Undertakings, II-7
15. Please revise your undertakings to include the undertakings of
Item 512(a)(5) and (h) of Regulation S-K.

Exhibit 2.2

16. Please provide us with Schedule 3.1(m) to your Merger
Agreement
and Plan of Reorganization.

Exhibit 5.1
17. Given the language in the sixth paragraph that the opinion is "as of the date hereof" (February 10, 2006), it will be necessary for counsel to file an opinion dated as of the effective date or to remove the modifying language. Further, with your revised counsel`s opinion please include the registration statement`s file number.
18. We note the language in the seventh paragraph of the legal opinion, which states that the opinion is "only" for the benefit of the board of directors. The legal opinion should not contain disclaimers of responsibility that in any way state or imply that investors are not entitled to rely on the opinion, or other limitations on whom may rely on the opinion. Please delete this disclaimer from the legality opinion.

***

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Anthony W. Watson, Accountant, at (202) 551-3318 or
Robyn L. Manuel, Senior Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or David Mittelman, Legal Branch Chief at (202) 551-3241 me at (202) 551-3720 with any other questions.


      					Sincerely,



      					H. Christopher Owings
      Assistant Director



cc:  Rachel W. Mantz, Esq.
      McGuire Woods LLP
      VIA FAX (312) 548-2175


Robert H. Tomlinson, Jr.
uBid.com Holdings, Inc.
March 10, 2006
Page 7